UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENTS IN IZHSTAL OAO

Moscow, Russia – February 1, 2011 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of a new Managing
Director of Izhstal OAO (Izhstal), part of Mechel Group.
Konstantin Kretov, 48, was appointed Managing Director of Izhstal effective
February 1, 2011. He succeeds Valery Moiseyev, who managed the plant since 1992 and who will continue to oversee the plant’s operations as Chairman of Izhstal’s board of directors.
UK Mechel Steel’s General Director Andrei Deineko noted that “Valery Moiseyev has been working at Izhstal for nearly 40 years, including 18 years managing it.
With him at the helm, the plant overcame the difficult years of economic reforms in the 1990s, having preserved its potential in production and personnel, as well as its status as a specialty and stainless steel rolled products manufacturer. In recent years, the plant invested much effort in boosting the production of high value-added products. Based upon 2010 operational results,
Izhstal’s production topped pre-crisis levels. Also, under Valery Moiseyev’s leadership the company successfully implemented a full-scale project for reconstruction of steel-making lines and continued to upgrade its rolling mills.
These measures raised the company to a new level of technological sophistication.
Regarding Mr. Moiseyev’s new role, Mr. Deineko commented, “As Chairman of
Izhstal OAO’s board of directors, Valery Moiseyev will now concentrate on dealing with strategic issues – that is the task we have today for this talented manager.
With respect to Mr. Kretov’s assumption of the position of Managing Director,
Mr. Deineko said, “Valery Moiseyev has set a very high standard in administrating the plant. I am sure that Konstantin Kretov will successfully continue this work. He has a great deal of practical experience in steel production, and proved to be a skillful specialist and an experienced manager.”
Prior to this appointment Mr. Kretov began his professional career in Izhstal in
1985 as a supervisor and worked his way up to a calibrating and rolling mill chief in 2007-2010. He was appointed chief of Izhstal’s planning, economic analysis and pricing department in April 2010, acting as deputy managing director for economics and finance.
Mr. Kretov graduated from Moscow Bauman Higher Technical School with a specialty in automated steelmaking machinery.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of Russia’s leading companies. Its business is primarily composed of  four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 01, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO